May 8, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Angela J. Crane, Accounting Branch Chief Jay Webb, Reviewing Accountant Dennis Hult, Staff Accountant

Re:	Irvine Sensors Corporation
Form 10-K for the fiscal year ended September 28, 2008,
     Filed January 12, 2009
     File No. 1-08402
Form 10-Q for the quarterly period ended December 28, 2008
Filed February 17, 2009
Ladies and Gentlemen:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission”) set forth in your letter dated April 23, 2009 (the “Comment Letter”) regarding the above-referenced filings of Irvine Sensors Corporation, a Delaware corporation (the “Company”). Set forth below are the Company’s responses to the Comment Letter. To facilitate your review, we have interleaved our responses with the appropriate extracts from the Comment Letter.
Form 10-K for the Fiscal Year Ended September 28, 2008
Consolidated Statements of Operations, page F-3
1.	We note in fiscal 2008 you presented a $315,600 gain on disposal of assets (unrelated to the Optex Asset Sale as a non-operating item. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, please tell us why you believe it was appropriate to classify these items in the non-operating section of your income statement.
RESPONSE: Until recently, gains and losses that the Company has experienced on disposition of assets have resulted from unusual and isolated events that have been very modest in scale. Because of the infrequent and non-recurring nature of such events, the Company has historically presented such gains and losses in the non-operating section of its Statement of Operations. In fiscal 2008, the Company realized a $315,600 gain from insurance proceeds resulting from water damage to a substantially depreciated item of equipment. The placement of the gain as an operating item or non-operating item had no effect on the Company’s fiscal 2008 net loss of approximately $21.9 million or its net loss per share. Accordingly, to be consistent with its prior history of reporting, the

3001 Red Hill Avenue, Building 4, Suite 108, Costa Mesa, California 92626-4526
Telephone: (714) 549-8211       Fax: (714) 444-8773

Company classified this gain in the non-operating section of its Statement of Operations. However, upon receipt of the Comment Letter and review of the literature guidance regarding the placement of such gains and losses, we acknowledge that such gains more appropriately should be presented in the operating section of the Statement of Operations. Given the scale of the Company’s prior losses, we do not believe that our prior presentation of this $315,600 gain would impair an investor’s understanding of this matter or the Company’s financial performance in general, but we will reclassify this gain into the operating section of the Statement of Operations in our next and subsequent Form 10-Ks and Form 10-Qs as appropriate and plan to follow this practice in reporting future gains and losses from the disposition of such assets.
Form 10-Q for the Quarterly Period Ended December 28, 2008
Financial Statements, page 3
Consolidated Statements of Operations, page 3
2.	We see your presentation of prepaid and deferred stock-based compensation as contra-equity accounts in your December 28, 2008 and September 28, 2008 balance sheets as well as the related statements of stockholders’ equity (deficit). We note that Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. Refer to paragraph 74 of Statement 123R. Please tell us the authoritative accounting literature you relied upon when determining how to present amounts related to stock issued for prepaid and deferred stock-based compensation in your financial statements. Specifically, tell us why you believe a contra equity account for unearned compensation resulting from the issuance of equity instruments is permitted under U.S. GAAP. Consider the impact of our comment when preparing future filings.
RESPONSE: The “Prepaid stock-based compensation” entry presented in the Company’s balance sheets of December 28, 2008 and September 28, 2008 presents the unamortized balance of annual stock contributions to the Company’s ERISA-qualified retirement plan. Such contributions are made to a trust for the benefit of all employees and are irreversible at the time of grant. As such, they do not represent unearned compensation. The allocation of this contribution to individual employee accounts is made annually, at the end of each fiscal year, based on eligibility standards of the qualified plan. The value of the stock contribution, based on the market value at the date of contribution, is amortized over the course of the fiscal year, to reflect the annual allocation period, and the unamortized balance at interim periods is presented as the “Prepaid stock-based compensation” contra-equity account.
The “Deferred stock-based compensation” entry presented in the Company’s balance sheets of December 28, 2008 and September 28, 2008 presents the unamortized balance of non-vested stock grants and is a contra-equity offset to the value of the issued stock until vesting occurs. Although the Company’s prior presentation of the contra-equity account has no effect on the stockholders deficit total and in management’s view provided additional information to stockholders, we will eliminate this line item in future filings by combining this item with “Paid-in capital”. The Company properly records compensation costs for stock grants as services are provided in accordance with Statement 123R, and there is no prepaid asset recorded for these issuances.

The “Common stock held by Rabbi Trust” entry in the Company’s balance sheets of December 28, 2008 and September 28, 2008 presents the contra-equity value of stock grants made to a Rabbi Trust pursuant to the Company’s Non-Qualified Deferred Compensation Plan, offsetting the value shown as “Deferred compensation liability”. Accounting for such plans is governed by EITF 97-14. The Company’s plan does not permit diversification and stock contributions thereto must be settled by the delivery of a fixed number of shares of employer stock, thus meeting the standards of a “Plan A” as described in EITF 97-14. For such plans, EITF 97-14 requires that both the value of the employer stock held by the rabbi trust (based on valuation at issuance) and the related deferred compensation obligation be recorded in equity as presented in the Company’s balance sheets of December 28, 2008 and September 28, 2008.
Note 9 — Intangible Assets, net, page 33
3.	We see that in December 2008 you entered into a preliminary agreement to sell most of your patents. We noted from information in the Form 8-K filed March 24, 2009 that on March 18, 2009 you entered into a definitive agreement under which you sold, assigned, transferred, and conveyed to “the Purchaser” for $8,500,000 all your rights, title and interest in various patents. We also noted from the pro forma information included in the referenced Form 8-K it appears you plan to record the gain on the sale of the patents all in one quarterly reporting period (we assume your March 2009 quarter) and plan to present the gain on the patents disposal as a non-operating item. Please address the following:
•	please tell us the accounting period(s) in which you plan to record the gain on the sale of your patents. Please give us references to the authoritative U.S. GAAP you believe supports your conclusions. Please tell us in your respond whether you retained any risks or rewards associated with the sold patents (including whether you could have any future obligations that result from the sold patents), whether the Purchaser is a related party and whether any of the purchase price is refundable;

•	please tell us why you believe it would be appropriate to classify any gain on disposal of the patents in the non-operating section of your income statement.
RESPONSE: The Company will record the full amount of the gain from the sale of all of its rights, titles and interest in and to certain of its patent intangible assets to Aprolase Development Co., LLC (an unrelated party) in its Form 10-Q for the 2nd quarter ended March 29, 2009. Although there were some ongoing obligations of the Company at March 29, 2009, these obligations were de-minimus, there were no contingencies precluding full gain recognition, and no costs associated with these activities that need to be considered for accrual against the gain. The Company received $8,500,000 in cash at closing (March 18, 2009) and another $1,000,000 on April 17, 2009. The Company had no performance obligation after the closing in order to receive the $1,000,000, rather it was a time requirement imposed by the Purchaser to insure that there were no communications received from a licensee that the Company terminated for cause in January 2009 after not hearing from the licensee for 12 years.
None of the $9,500,000 paid to the Company is refundable under any circumstances. The Company did receive a royalty free, non-exclusive, non sublicensable, and generally non-transferable right and license for products covered by the Patents. However, control over the patents remains solely with the Purchaser. Aprolase at any time could license the use of or sell the patents to another party with greater resources than the Company, making the Company’s non-exclusive right meaningless. Thus, the carrying value of the patents sold was removed from the Company’s books and a gain of approximately $8,600,000 was recorded by the Company in the 13-week period ended March 29, 2009.

As noted above in the response to Comment #1, the Company was unfamiliar with the literature guidance regarding the placement of such gains in income statements. The Company now recognizes that the classification of the gain from the sale of the patent assets does not qualify for treatment as a non-operating item in its Statement of Operations. Accordingly, the gain will be classified in the operating section of the Company’s Statement of Operations in its Form 10-Q for the 13 and 26 week periods ended March 29, 2009 and in subsequent periodic reports.
The Company believes that the above treatment is consistent with accounting and reporting guidance provided in SFAS Nos.’s 5, 121, 142 and 144 and APB No. 30.
Note 12- Commitments and Contingencies
4.	We see the various lawsuits outstanding that are disclosed in this Note. If it is at least reasonably possible that any unaccrued amount related to a contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate that no such estimate can be made. Refer to paragraph 10 of Statement 5. Please revise future filings to address our concerns.
RESPONSE: Discovery under the various lawsuits is still ongoing and estimates of the likelihood of outcomes (loss or gain) and extent of such outcomes are unable to be made at this point. The Company intends to insert the following language into the Commitments and Contingencies footnote in its 10-Q for the period ended March 29, 2009.
“The outcome of litigation is inherently uncertain, and it is currently not possible to estimate the range of possible loss that the Company might realize in the event of an adverse outcome from the various litigations with Mr. Looney. In the event of one or more unfavorable outcomes, there could be a material and adverse effect on the financial condition of the Company.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Results of Operations, page 49
Cost of Product Sales, page 51
5.	We note the negative gross margins the company experienced with product sales in the quarter ended December 28, 2008. We also note you attribute the increase in cost of product sales as a percentage of total revenues to increased product support costs associated with thermal imaging products, “including both those delivered in a prior period and those to be shipped in future periods under an existing order for which revenues have not yet been recognized.” Please tell us and revise future filings to disclose what these product support costs are and how your accounting for them complies with U.S. GAAP. Please discuss why you incur and recognize these costs for products not yet shipped.

RESPONSE: The referenced discussion of product support costs in the MD&A was grammatically awkward and can be clarified as shown below. The concept being addressed was the relatively fixed nature of our costs that are incurred during a given period in order to maintain a normal capacity manufacturing throughput, such as material control, diagnostics and calibration. Such costs are permitted to be recognized as period costs pursuant to SFAS No. 151. When such product support costs remain relatively fixed in a period, but the amount of product sales decline, mathematically the cost of product sales as a percentage of product sales will increase. The Company will expand its discussion in the forthcoming Form 10-Q for the period ended March 29, 2009 with the following language to clarify this point:
“Independent of the volume of products shipped in a given period, we incur a relatively fixed level of product support costs, such as material control, diagnostics and calibration, in order to maintain a normal manufacturing capacity. These product support costs are an element of our cost of product sales. When our absolute dollars of product sales decline, as was the case in the 13-week and 26-week periods ended March 29, 2009 compared to the 13-week and 26-week periods ended March 30, 2008, our product support costs do not decline correspondingly. Accordingly, our product support costs generally contribute to an increase in cost of product sales as a percentage of product sales in such circumstances. The increase in cost of product sales as a percentage of product sales in the current year periods relative to the comparable prior year periods was principally due to this factor. The impact of such product support costs on product margins may continue to be relatively volatile in future periods unless and until our product sales increase substantially, thereby reducing the percentage impact of product support costs.”
Form 8-K filed March 24, 2009
6.	We see you presented a pro forma statement of operations in this filing that included an $8.7 million pro forma adjustment for the gain on the disposal of patents. Please note that Article 11 of Regulation S-X only permits income statement pro forma adjustments for items that are recurring in nature. Note our concerns when preparing future filings.
RESPONSE: Our Chief Executive Officer has stated in a Regulation FD-noticed web cast that the Company may pursue the periodic sale of patent assets as part of its go-forward business model. Furthermore, the scale of the known impact to the Company’s statement of operations for the March 2009 patent sale was so extensive that management believed that stockholders’ interests would be best served by prompt disclosure of this impact. Nonetheless, the Company notes the Staff’s concerns expressed in the Comment Letter and will assess any future transactions of this nature in the context of whether such transactions appropriately could be characterized as recurring when preparing future filings.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If there are any questions or comments concerning this matter, please do not hesitate to contact the undersigned at (714) 444-8728.
Very truly yours,
IRVINE SENSORS CORPORATION
John J. Stuart, Jr.
Sr. Vice President and Chief Financial Officer
Enclosures

cc:	Ellen S. Bancroft, Esq. Mr. Gary Wilson